Exhibit 99.1

iOThree Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Singapore, June 06, 2025 (GLOBE NEWSWIRE) -- iOThree Limited (“iOThree” or the “Company”) (NASDAQ: IOTR), a leading provider of maritime digital technologies including satellite connectivity and digitalization solutions in Singapore with a focus on facilitating the maritime industry towards digital transformation, today announced that it has received a written notification from the Nasdaq Stock Market LLC (“Nasdaq”) on June 3, 2025, indicating that the Company was not in compliance with the $1.00 closing bid price requirement for the last 30 consecutive business days from April 21, 2025 to June 2, 2025 under the Nasdaq Listing Rule 5550(a)(2).

This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The Nasdaq notification has no immediate effect on the listing of the Company’s ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “IOTR”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a 180-calendar day compliance period, or until December 1, 2025, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company’s ordinary shares must be at least $1.00 per share for at least 10 consecutive business days during the 180-calendar day compliance period.

In the event that the Company is not in compliance by December 1, 2025, the Company may be afforded a second 180-calendar day compliance period. To qualify for this additional time, the Company will be required to meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards for Nasdaq with the exception of the minimum bid price requirement and will need to provide written notice of its intention to cure the deficiency during the second compliance period. If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s ordinary shares will be subject to delisting.

The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options to cure the deficiency and regain compliance with the minimum bid price requirement within the compliance period under the Nasdaq Listing Rules.

ABOUT iOThree Limited

iO3 is a leading provider of maritime digital technologies, offering a comprehensive range of solutions and services to optimize vessel operations, enhance safety, and improve overall efficiency. With a commitment to driving digital innovation in the maritime industry, iO3 empowers shipowners to adapt to evolving market demands and embrace the benefits of advanced technologies. For further information, visit www.io3.sg and https://www.linkedin.com/company/io3-pte-ltd

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “forecast,” “project,” “intend,” “expect,” “plan,” “should,” “would,” and similar expressions and all statements, which are not historical facts, are intended to identify forward-looking statements. These forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors, any of which could cause the Company to not achieve some or all of its goals or the Company’s previously reported actual results, performance (finance or operating), including those expressed or implied by such forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the Securities and Exchange Commission (the “SEC”), copies of which may be obtained from the SEC’s website at www.sec.gov. The Company assumes no, and hereby disclaims any, obligation to update the forward-looking statements contained in this press release, other than as required by applicable law.

For more information, please contact:

iOThree Limited

Investor Relations: ir@io3.sg